FILED PURSUANT TO RULE 424(b)(7)
UNDER THE SECURITIES ACT OF
1933 IN CONNECTION WITH
REGISTRATION NO. 333-144190

PROSPECTUS SUPPLEMENT
dated August 7, 2008
(to Prospectus dated June 29, 2007)

KILROY REALTY CORPORATION
6,269,570 Shares of Common Stock

This prospectus supplement supplements the prospectus dated June 29, 2007, as previously supplemented on March 12, 2008 and May 5, 2008, relating to the resale by selling securityholders of shares of our common stock that may be issuable upon exchange of the 3.250% Exchangeable Senior Notes Due 2012, of our Operating Partnership, Kilroy Realty, L.P.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or previous supplements to it. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus.

You should consider carefully the risk factors beginning on page 2 of the prospectus as well as the risk factors relating to our business that are incorporated by reference in the prospectus before investing in the shares of common stock that may be issuable upon exchange of the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

August 7, 2008

The section entitled “Selling Securityholders” in the prospectus is hereby supplemented and, as appropriate, amended by the following information.

SELLING SECURITYHOLDERS

The 3.250% Exchangeable Senior Notes Due 2012, were originally issued by Kilroy Realty, L.P., our operating partnership, and sold by the initial purchasers of the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Under certain circumstances, we may issue shares of our common stock upon the exchange of the notes. In such circumstances, the recipients of shares of our common stock, whom we refer to as the selling securityholders, may use this prospectus and the accompanying prospectus supplements to resell from time to time the shares of our common stock that we may issue to them upon the exchange of the notes. Information about selling securityholders is set forth in this prospectus, and information about additional selling securityholders may be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act that are incorporated by reference in this prospectus.

The following table sets forth information, as of August 7, 2008, with respect to the selling securityholders and the maximum number of shares of our common stock that could become beneficially owned by each selling securityholder should we issue shares of our common stock to such selling securityholder that may be offered pursuant to this prospectus upon the exchange of the notes. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the shares of our common stock which we may issue upon the exchange of the notes. The number of shares of our common stock issuable upon the exchange of the notes shown in the table below assumes exchange of the full amount of notes held by each selling securityholder at an assumed maximum exchange rate of 13.6295 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. The exchange rate on the notes is subject to adjustment in certain events. Accordingly, the maximum number of shares of our common stock issuable upon the exchange of the notes may increase or decrease from time to time. In addition, due to the exchange settlement provisions of the notes, we may not be required to issue the maximum number of shares of our common stock upon any exchanges of notes. The shares of common stock beneficially owned following the exchange is based on 32,652,346 shares of common stock outstanding as of August 7, 2008.

Name(1)	Shares of Common Stock Beneficially Owned Prior to the Exchange	Maximum Number of Shares of Common Stock Issuable Upon Exchange of Outstanding Notes(2)	Shares of Common Stock Beneficially Owned Following the Exchange		Number of Shares of Common Stock Offered(4)	Common Stock Beneficially Owned after Resale
			Shares	Percent(3)		Shares	Percent
Canyon Capital Arbitrage Master Fund, Ltd. (5)	—	312,456	312,456	*	312,456	—	—
The Canyon Value Realization Fund (Cayman), Ltd. (5)	—	339,238	339,238	1.0%	339,238	—	—
Lyxor/Canyon Capital Arbitrage Fund Limited (5)	—	89,273	89,273	*	89,273	—	—
Canyon Value Realization MAC 18 Ltd. (5)	—	22,243	22,243	*	22,243	—	—
Canyon Value Realization Fund, L.P. (6)	—	129,521	129,521	*	129,521	—	—
DKR Soundshore Oasis Holding Fund Ltd. (7)	—	68,147	68,147	*	68,147	—	—
Quattro Fund Ltd. (8)	—	67,806	67,806	*	67,806	—	—
Institutional Benchmark Series (Master Feeder) Limited in respect of Electra Series c/o Quattro Global Capital, LLC (9)	—	13,356	13,356	*	13,356	—	—
dbX-Convertible Arbitrage 12 Fund c/o Quattro Global Capital, LLC (10)	—	3,748	3,748	*	3,748	—	—
Lyxor/Quattro Fund Limited c/o Quattro Global Capital, LLC (11)	—	10,494	10,494	*	10,494	—	—
HBK Master Fund L.P. (12)	896	827,992	828,888	2.5%	827,992	896	*
Wachovia Capital Markets LLC	—	2,725	2,725	*	2,725	—	—
CQS Convertible and Quantitative Strategies Master Fund Limited (13)	—	245,331	245,331	*	245,331	—	—
Total	896	2,132,330	2,133,226	6.1%	2,132,330	896	*

*	Less than one percent of the outstanding shares of common stock.

(1)
Additional selling securityholders not named in this prospectus will not be able to use this prospectus for resales until they are named in the selling securityholder table by prospectus supplement or post-effective amendment to the registration of which this prospectus is a part.

(2)
The maximum aggregate number of shares of common stock that may be sold under this prospectus is 6,269,570 based on an assumed maximum exchange rate of 13.6295 common shares per $1,000 principal amount of notes. Certain selling securityholders may have transferred shares of common stock pursuant to Rule 144A or otherwise reduced their position prior to selling pursuant to this prospectus supplement.

(3)
Calculated based on Rule 13d-3(d)(1)(i) under the Exchange Act using 32,652,346 shares of common stock outstanding as of August 7, 2008. In calculating this percentage for a particular holder, we treated as outstanding the number of shares of common stock held by that particular holder and excluded the number of shares of common stock held by any other holder.

(4)	Assumes that all of the shares of common stock issued in exchange for the notes have been sold by the selling securityholders.

(5)
Canyon Capital Advisors LLC is the investment advisor and has the power to direct investments.  The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julius, and K. Robert Turner.

(6)
The general partners for Canyon Value Realization Fund, L.P. are Canpartners Investments III, L.P. Canyon Capital Advisors LLC is the general partner of Canpartners Investments III. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, and K. Robert Turner.

(7)
The investment manager of DKR SoundShore Oasis Holding Fund Ltd. (the “Fund”) is DKR Oasis Management Company LP (the “Investment Manager”). The Investment Manager has the authority to do any and all acts on behalf of the Fund, including voting any shares held by the Fund. Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the Investment Manager. Mr. Fischer has ultimate responsibility for investments with respect to the Fund. Mr. Fischer disclaims beneficial ownership of the shares.

(8)	The power to direct the voting and disposition of the securities is held by Andrew Kaplan, Brian Swain, and Louis Napoli.
(9)	The power to direct the voting and disposition of the securities is held by Gary Crowder.
(10)	The power to direct the voting and disposition of the securities is held by Robert M. Aaron and Guy J. Castranova.
(11)	The power to direct the voting and disposition of the securities is held by Nathanael Benzaken.
(12)
HBK Investments, L.P., a Delaware limited partnership, has shared voting and dispositive power over the securities pursuant to an Investment Management Agreement between HBK Investments L.P. and the selling securityholder. HBK Investments L.P. has delegated discretion to vote and dispose of the securities to HBK Services LLC. The following individuals may be deemed to have control over HBK Investments L.P.: Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Laurence H. Lebowitz, and William E. Rose.

(13)	The power to direct the voting and disposition of the securities is held by Karla Bodden, Dennis Hunter, Alan Smith, Jonathan Crowther, Jane Flemming and Gary Gladstein.